[K&L GATES LETTERHEAD]

October 19, 2009

Via EDGAR and Overnight Delivery

Brian Cascio Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3030 Washington, DC 20549

Re:	China Electric Motor, Inc.
Form 10-K for the fiscal year ended December 31, 2008, Filed February 17, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Form 8-K dated May 6, 2009
File No. 000-53017

Dear Mr. Cascio:

On behalf of China Electric Motor, Inc., a Delaware corporation (the “Company”), we hereby transmit to you the following responses to the Staff’s comment letter, dated September 29, 2009, in connection with the above-referenced filings.  For the convenience of the Commission, each of the comment and initial response are repeated verbatim with the Company’s additional response immediately following.  In connection with this letter, we hereby transmit for filing Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement on Form S-1 that was originally filed on October 14, 2009.  Amendment No. 1 contains revisions to the registration statement to address the Staff’s comments issued in the comment letter referenced above.  The Company intends to file an amendment to its Form 10-Q for the fiscal quarter ended June 30, 2009 and its Form 8-K dated May 6, 2009 to address the Staff’s comments on or before October 23, 2009.

For the convenience of the Commission, each comment is in identical numerical sequence and repeated verbatim with the Company’s response immediately following.

Form 10-Q for the fiscal quarter ended June 30, 2009

Consolidated Financial Statements

Note 1. Description of Business and Organization, page 6

1.
Comment.  Please revise future filings to clarify that as a result of the reverse acquisition / recapitalization, the historical financial statements include the operations of the accounting acquirer for all periods presented.

Brian Cascio
October 19, 2009

Response.  The disclosure in Note 1 of the Consolidated Financial Statements for the fiscal quarter ended June 30, 2009 included in Amendment No. 1 has been revised, and in future filings will be presented, to include the disclosure that the historical financial statements include the operations of the accounting acquirer for all periods presented as follows:

For accounting purposes, this transaction is being accounted for as a reverse merger. The transaction has been treated as a recapitalization of Attainment Holdings and its subsidiaries, with China Electric Motor  (the legal acquirer of Attainment and its subsidiaries, including YuePengCheng) considered the accounting acquiree and YuePengCheng, the only operating company, and whose management took control of China Electric Motor  (the legal acquiree of YuePengCheng) is considered the accounting acquirer.  The Company did not recognize goodwill or any intangible assets in connection with the transaction.  The historical consolidated financial statements include the operations of the accounting acquirer for all periods presented.

2.	Comment. Please tell us and revise future filings to disclose how you accounted for the purchase of the 25% and 75% interest in YuePengDa in November 2007 and September 2008, respectively.

Response:  The disclosure in Note 1 of the Consolidated Financial Statements for the fiscal quarter ended June 30, 2009 included in Amendment No. 1 has been revised, and in future filing will be presented, to include disclosure as to the accounting for the purchase of the 25% and 75% in YuePengDa in November 2007 and September 2008 as follows:

Shenzhen YuePengDa Development Enterprises (“YuePengDa”), a company owned by the son of Ms. Jianrong Li, a director of YuePengCheng and Luck Loyal (the “Director”), and Taiwan Qiling Shashi Enterprises (“Qiling”), a company owned by a relative of the Director, were the original owners of YuePengCheng and held 75% and 25% of the total interest of YuePengCheng, respectively.

In November 2007, the Director caused Luck Loyal to enter into an ownership transfer agreement with Qiling. Pursuant to the agreement, Qiling transferred its 25% interest in YuePengCheng to Luck Loyal at a price of Chinese Renminbi (“RMB”) 2.5 million. In September 2008, in order to implement a capital restructuring program, the Director had Luck Loyal acquire the remaining 75% ownership of YuePengCheng from YuePengDa under an ownership transfer agreement. Pursuant to the agreement, Luck Loyal paid YuePengDa RMB 7.5 million for the ownership transfer.  Thereafter, Luck Loyal became the sole owner of YuePengCheng.  Since these transactions were effected by parties under common control, the Company accounted for them as similar to a pooling of interest transaction, with a retroactive reduction in additional paid-in capital for the payments to the former owner, and the recording of a corresponding liability.

The Director agreed to convert the debts owed to her of RMB 7.5 million and RMB 2.5 million (approximately $1.3 million) into shares of the Company’s common stock on the effective date of the public offering, with the conversion price to be equal to the per share price of the shares sold in the Company’s public offering.

For accounting purpose, this transaction is being accounted as business combination of entities under common control and the historical financial statements include the operations of YuePengCheng for all periods presented.

Brian Cascio
October 19, 2009

Note 2. Summary of Significant Accounting Policies page 8

k. Revenue Recognition, page 9

3.
Comment.  In your response and in future filings, please provide details of your specific revenue recognition policy. We see that you sell to both OEMs and distributors. To the extent that the policy differs among customers, channels and products, please describe those differences. The policy should also address, where significant, customer acceptance, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition. Please demonstrate that your policies are SAB 104 compliant.

Response.  The Company believes its revenues are SAB 104 compliant.  The disclosure in Note 2 of the Consolidated Financial Statements for the fiscal quarter ended June 30, 2009 included in Amendment No. 1 has been revised, and in future filings will be presented, to discuss the recognition disclosure policy as follows:

The Company generates revenues from the sale of micro-motor products.  The Company recognizes revenue net of value added tax (VAT) when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title, and acceptance of ownership and assumption of risk of loss by the customer, as well as predetermined fixed pricing, persuasive evidence of an arrangement exists and collection of the relevant receivables is probable. The Company includes shipping charges billed to customers in net revenue, and includes the related shipping costs in cost of sales.  No return allowance is made as products returns are insignificant based on historical experience.

The Company does not provide different policies in terms, warranties, credits, discounts, rebates, price protection, or similar privileges among customers.  Orders are placed by both the distributors and OEMs and the products are delivered to the customers within 30-45 days of order; the Company does not provide price protection or right of return to the customers. The price of the products are predetermined and fixed based on contractual agreements, therefore the customers would be responsible for any loss if the customers are faced with sales price reductions and rapid technology obsolescence in the industry. The Company does not allow any discounts, credits, rebates or similar privileges.

The Company warrants the products sold to all customers for up to 1 year, under which the Company will pay for labor and parts, or offer a new or similar unit in exchange for a non-performing unit due to defects in material or workmanship.  Customers may also return products for a variety of reasons, such as damage to goods in transit, cosmetic imperfections and mechanical failures, if within the warranty period.  There is no allowance for warranty on the products sales as historical costs incurred for warranty replacements and repairs have been insignificant.

Brian Cascio
October 19, 2009

Note 12. Segment Information, page 17

4.
Comment.  We reference the disclosure that you have not segregated business units for managing different products and services and that your assets and resources have been utilized on a corporate basis for overall operations of the company. However, it is not clear how you have analyzed your business units under the requirements of FASB ASC 280-10-50. Please tell us how you have considered the literature in determining whether you have any reportable segments for which separate information should be disclosed.

Response.  The disclosure in Note 12 of the Consolidated Financial Statements for the fiscal quarter ended June 30, 2009 included in Amendment No. 1 has been revised, and in future filings will be presented, to discuss the analysis performed by the Company to determine that the Company has only one segment, and that the information presented in such footnote is consistent with this analysis, as follows:

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.  Management, including the chief operating decision maker, reviews operating results solely by monthly revenue (but not by sub-product type or geographic area) and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information ”.

Note 17. Bridge Loans, page 19

5.
Comment.  We reference the disclosure that the promissory notes issued in May 2009 do not bear any interest. Please tell us whether you have imputed interest on the promissory notes and if so, please disclose where these costs are recorded.

Response.  The Company did not impute any interest expense related to the promissory notes during the fiscal quarter ended June 30, 2009 because such amount was not material.  For periods subsequent to June 30, 2009, to the extent it is material, the Company will impute such interest expense from the loan inception.

Critical Accounting Policies and Estimates, page 22

6.
Comment.  We see from page 14 that the allowance for doubtful accounts represents only a small fraction of your accounts receivable balance at December 31, 2008 and June 30, 2009. We also note that accounts receivable significantly increased over the past six months, while the allowance for doubtful accounts did not change. Please tell us and revise future filings to discuss the nature of your customers, credit collection policies and composition of your accounts receivable such that a nominal allowance for doubtful accounts is necessary.

Response.  The Company typically provides payment terms ranging from 30 to 45 days.  The disclosure for the fiscal quarter ended June 30, 2009 included in Amendment No. 1 has been revised, and in future filing will be presented, to include information with respect to the Company’s accounts receivable aging as follows:

Brian Cascio
October 19, 2009

There were no bad debts written off for the six months ended June 30, 2009 and 2008, and the years ended December 31, 2008 and 2007, respectively, as there were no accounts receivable outstanding in excess of 90 days at June 30, 2009 and 2008 and December 31, 2008 and 2007. The aging of the accounts receivable (in thousands) is as follows:

	June 30,		December 31,
	2009	2008	2008	2007
1-30 days	$7,966	$4,255	$5,243	$2,648
31-60 days	-	14	-	-
60-90 days	-	-	-	-
Total	$7,966	$4,269	$5,243	$2,468

Results of operations, page 23

7.
Comment.  We see that revenues for the three and six months ended June 30, 2009 increased 69% and 66% over the three and six months ended June 30, 2008, respectively. You disclose that the increase in revenues was related to the 100% increase in micro-motor units sold for each period. Since revenue increased 69% and 66%, please tell us and revise future filings to disclose if there were any offsetting factors to the 100% increase in units sold.

Response.  The disclosure referenced in the Staff’s comment has been revised in Amendment No. 1, and will be presented in future filings, to discuss offsetting factors to the increase in units sold.

Item 4. Controls and Procedures, page 29

8.
Comment.  In future filings, please revise your disclosure to state if there were any changes to your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-X.

Response.  In future filings on Form 10-Q, the Company will include disclosure to state whether there were any changes to its internal control over financial report that occurred during its last fiscal quarter that materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Brian Cascio
October 19, 2009

Form 8-K dated May 6, 2009

9.
Comment.  Please tell us how you considered that you should have filed financial statements of Attainment Holdings as of and for the three months ended March 31, 2009 on Form 8-K. Please refer to the quarterly reporting requirements of Section 13a-3 of the Exchange Act.

Response.  Upon initial review and analysis of Section 13a-3 of the Exchange Act, it was determined that financial statements of Attainment Holdings as of and for the three months ended March 31, 2009 were not required to be included in the Form 8-K dated May 6, 2009.  Upon further review of Section 13a-3 and other authority, the Company intends to file an amendment on Form 8-K/A to the Form 8-K dated May 6, 2009 to include the Consolidated Financial Statements of China Electric Motor, Inc. and subsidiaries (Attainment Holdings, Luck Loyal, and Yue Peng Cheng) as of and for the three months ended March 31, 2009.  The Company intends to file the Form 8-K/A containing such financial statements by approximately October 23, 2009.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5000 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:           Yue Wang, China Electric Motor Inc., Chief Executive Officer